March 29, 2006	TSX: QC
AMEX/AIM: QCC

QUEST CAPITAL CORP.
NOTICE OF MEETING

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the "Meeting") of the holders of common shares ("Shares") of Quest Capital Corp. (the "Company") will be held at The National Club, Howland Room, 303 Bay Street, Toronto, Ontario M5H 2R1 (telephone: 416-364-3247), on Thursday, April 27, 2006, at the hour of 4:30 pm, Toronto time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditor's report thereon for the financial year ended December 31, 2005;

2.	To determine the number of directors at ten (10);

3.	To elect directors for the ensuing year;

4.	To appoint the auditor for the ensuing year;

5.	To authorize the directors to fix the remuneration to be paid to and terms of engagement of the auditor; and

6.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The following documents will be mailed on March 30, 2006:

1.	Notice of Meeting;

2.	Information Circular;

3.	Proxy; and

4.	Supplemental Mailing List Return Form.

Only shareholders of record on March 23, 2006 are entitled to receive notice and vote at the Meeting. All of the items above will be available on www.sedar.com.

BY ORDER OF THE BOARD
“Brian E. Bayley”
Brian E. Bayley, President and Chief Executive Officer

For more information about Quest, please visit our website (www.questcapcorp.com) or visit www.sedar.com or contact:

A. Murray Sinclair	Mark Monaghan
Managing Director	Vice President
Tel: 604.689.1428	Tel: 416.367.8383
Toll free: 800.318.3094

QUEST CAPITAL CORP.
Vancouver: Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1 - Tel: 604-689-1428 - Toll Free: 800-318-3094 - Fax: 604-681-4692
Toronto: 77 King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 - Tel: 416-367-8383 - Fax: 416-367-4624